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April 28, 2011 VIA EDGAR AND FACSIMILE Jeffrey P. Riedler, Esq. Laura Crotty, Esq. Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	OUR FILE NUMBER 144,688-032 WRITER’S DIRECT DIAL (415) 984-8793 WRITER’S E-MAIL ADDRESS bchristensen@omm.com

Re:	Cell Therapeutics, Inc.

Preliminary Proxy Statement Filed on April 15, 2011

File No. 001-12465

Dear Mr. Riedler and Ms. Crotty:

On behalf of Cell Therapeutics, Inc., a Washington corporation (the “Company”), set forth below is the Company’s response to the comment letter dated April 21, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Preliminary Proxy Statement for the Company’s Special Meeting of Shareholders as filed with the Commission on April 15, 2011 (the “Proxy Statement”).

For your convenience, the Company has reproduced below the comment from the Staff in bold followed by the Company’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement. In the draft disclosure requested by the Staff for the Company’s revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”), all references to “we,” “us,” “our,” and “CTI” refer to the Company.

Jeffrey P. Riedler, Esq. & Laura Crotty, Esq., April 28, 2011 - Page 2

The Company responds to the Comment Letter as follows:

Proposal 1, page 6

1. Please revise your disclosure to describe any plans, arrangements or understandings, written or oral, relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed increase in the company’s authorized shares. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

The Company respectfully advises the Staff that the Company has no plans, arrangements or understandings, written or oral, relating to the issuance of any of the newly-authorized shares that would be available as a result of the proposed increase in the Company’s authorized shares as provided by Proposal 1. The Company respectfully advises that Staff that the Company will add the following draft disclosure in the Revised Preliminary Proxy Statement:

“As of the date of this proxy statement, the Company has no plans, arrangements or understandings, written or oral, relating to the issuance of any of the newly-authorized shares of additional common stock to be authorized by the approval of this Proposal 1.”

This draft disclosure will be inserted in the Revised Preliminary Proxy Statement as indicated in the marked pages of the draft Revised Preliminary Proxy Statement provided as supplemental material to the Staff with this letter.

*****

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this letter or the Proxy Statement, please do not hesitate to contact me by telephone at (415) 984-8793 or by email at bchristensen@omm.com.

Jeffrey P. Riedler, Esq. & Laura Crotty, Esq., April 28, 2011 - Page 3

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

cc:	James A. Bianco, M.D.

Mr. Louis A. Bianco